ELECTRAMECCANICA VEHICLES CORP.
102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4
Telephone: (604) 428-7656 and Email: info@electrameccanica.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of shareholders (the “Shareholders”) of Electrameccanica Vehicles Corp. (the “Company”) will be held at Science World, located at 1455 Quebec Street, Vancouver, British Columbia, Canada, on Thursday, the 14th day of September, 2017, at the hour of 6:00 p.m. (PST), for the following purposes:

1.	to receive the financial statements of the Company for the financial year ended December 31, 2016 (the “Financial Statements”);

2.	to ratify and appoint Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, as auditors of the Company and to authorize the directors to fix their remuneration; and

3.	to elect directors of the Company for the ensuing year.

Specific details of the above items of business are contained in the Information Circular that accompanies this Notice of Meeting (“Notice”). The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Unregistered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are an unregistered (beneficial) shareholder.

Dated at Vancouver, British Columbia, Canada, on this 16th day of August, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Jerry Kroll”

Jerry Kroll
President and Chief Executive Officer

ELECTRAMECCANICA VEHICLES CORP.
102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4
Telephone: (604) 428-7656 and Email: info@electrameccanica.com

INFORMATION CIRCULAR
(as at August 8, 2017 (except as otherwise indicated))

This Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by management of Electrameccancia Vehicles Corp. (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on September 14, 2017 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Electrameccanica Vehicles Corp. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by choosing one of the following methods:

(a)

complete, date and sign the enclosed form of Proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263- 9524, or by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy form for the toll-free number, the holder’s account number and the proxy access number; or

(c)

log onto Computershare’s website at www.investorvote.com. Registered shareholders must follow the instructions provided on the website and refer to the enclosed Proxy form for the holder’s account number and the proxy access number.

In either case you must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. Failure to complete or deposit a Proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Company’s Board of Directors (the “Board”) at its discretion without notice. Please note that in order to vote your Common Shares in person at the Meeting, you must attend the Meeting and register with the Scrutineer before the Meeting. If you have already submitted a Proxy, but choose to change your method of voting and attend the Meeting to vote, then you should register with the Scrutineer before the Meeting and inform them that your previously submitted Proxy is revoked and that you personally will vote your Common Shares at the Meeting.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States of America (the “U.S.” or the “United States”) the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

Generally Beneficial Shareholders fall under two categories - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for “Non-Objecting Beneficial Owners”).

These securityholder materials are sent to both registered and non-registered (beneficial) owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (“VIF”) in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right insert the name of your desired representative (which may be you) in the blank space provided in the VIF. Once you have completed and signed your VIF return it to Broadridge by mail or facsimile, or deliver your voting instructions to Broadridge by phone or via the internet, in accordance with Broadridge’s instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted at the Meeting as per your instructions; or (b) have an alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended (the “BCBCA”), certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the proxy bearing a later date to Computershare or at the address of the registered office of the Company, located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company was incorporated as a private British Columbia company on February 16, 2015. On February 10, 2017, the Company’s registration statement on Form F-1 (the “Form F-1”) was declared effective by the United States Securities and Exchange Commission (the “SEC”) and, on May 23, 2017, the Company’s Post-Effective Amendment No. 1 to Form F-1 was declared effective by the SEC. The Company is subject to the reporting requirements with the SEC under Section 15(d) of the Exchange Act. On June 27, 2017 the Company received its trading symbol, “ECCTF”, from the Financial Industry Regulatory Authority (“FINRA”) and, on the same day, the Common Shares were posted for trading on the OTCQB Venture Market (the “OTCQB”), which is operated by the OTC Markets Group Inc. Pursuant to Multilateral Instrument 51-105 (“MI 51-105”), the Company became a reporting issuer in British Columbia on the date it received its trading symbol from FINRA.

The Board has fixed August 8, 2017 as the record date (the “Record Date”) for determining persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares are currently posted for trading on the OTCQB and the Company is authorized to issue an unlimited number of Common Shares. As of August 8, 2017, there were 43,118,087 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of non-voting Preferred Shares, without par value. As at the Record Date, there were no Preferred Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, the following persons or corporations who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at August 8, 2017 were:

	Number of Common Shares Held	Percentage of Issued Common
Shareholder Name		Shares

Jerry Kroll	17,175,000(1)	39.8%

Note:

(1)

This figure consists of: (a) 7,175,000 Common Shares registered directly to Jerry Kroll; and (b) 10,000,000 Common Shares held by Ascend Sportmanagement Inc., over which Mr. Kroll has discretionary voting and investment authority. Mr. Kroll also directly holds the following warrants and options representing undiluted Common Shares, which undiluted Common Shares are not included in the above table: (i) 175,000 Common Shares issuable upon exercise of warrants; and (ii) options to purchase an aggregate of 50,010,000 Common Shares, of which 26,458,328 options are vested.

The following documents filed with the securities commissions or similar regulatory authority in British Columbia are specifically incorporated by reference into, and form an integral part of, this information circular:

  Financial statements for the year ended December 31, 2016, report of the auditor and related management discussion and analysis incorporated in the OTC issuer registration statement described below, beginning on page 96, as filed under the Company’s SEDAR profile at www.sedar.com on June 30, 2017; and

  OTC issuer registration statement under MI 51-105, being the Form F-1 Registration Statement (Registration No. 333-214067) filed with the SEC, as amended, and last declared effective May 23, 2017, filed under the Company’s SEDAR profile at www.sedar.com on June 30, 2017.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the Company, located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, telephone no. (604) 428-7656. These documents are also available via the internet under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board was last set at three members and, accordingly, the Board has set the number of directors to be elected to the Board at the Meeting at three directors. Consequently, as set out below, the Board will nominate three individuals to be elected to the Board at the Meeting.

Shareholders may also submit nominations for directors, however, only an individual nominated by shareholders pursuant to specific requirements set out in the Articles of the Company (the “Articles”) shall be eligible for election as director. At the Meeting any shareholder nominations for director not made in accordance with the Articles will not be accepted.

The Articles require notice be provided to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Act; or (ii) a shareholder proposal made pursuant to the provisions of the Act.

Among other things, the Articles set a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and set forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Articles also require any proposed director nominee, upon request from the Board, to provide information to the Company as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee. The Chair of any shareholders’ meeting at which a shareholder nomination for director is included in an election of director, has the power and duty to determine whether such nomination was made in accordance with the Articles, and if any proposed nomination is not in compliance with the Articles, to declare that such defective nomination be disregarded.

The foregoing is merely a summary of the Articles, section 12.11, is not comprehensive and is qualified by the full text of the section. A copy of the Articles was filed on June 30, 2017 under the Company’s SEDAR profile at www.sedar.com.

Term of Office

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the BCBCA, each director elected at the Meeting will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Management Director Nominees

The following table sets out the names of management’s three nominees for election as director, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s current principal occupation, business or employment (and for the five preceding years for each new nominee), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 8, 2017.

Nominee Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)(2)

Jerry Kroll(3)(4)(5) Director, President and CEO British Columbia, Canada	Current President and CEO of the Company; former Chief Executive officer of Crailar Technologies Inc. (Oct. 1998 to Aug. 2006); former Chief Financial Office of CleanSpeed Technologies Inc. of NASA Research Park (2008 to 2010).	Since February 16, 2015	17,175,000(6)

Shaun Greffard(3)(4)(5) Director British Columbia Canada	Vice President – Strategic Projects, Ledcor IP Holdings Ltd. (Sept. 2012 to present).	Since August 8, 2016	Nil(7)

Robert Tarzwell(3)(4)(5) Director British Columbia, Canada	Director, Clinical Research, Lions Gate Hospital (May 2008 to June 2017); member of Faculty of Medicine, University of British Columbia (July 2007 to present); Consultant to Specialist Referral Clinic (Feb. 2017 to present); and Consultant to Premier Diagnostics (Apr. 2017 to present).	Since August 8, 2016	375,000(8)

Notes:
(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees or obtained from information available on the Company’s website.

(2)	Common Shares beneficially owned or controlled are represented on an undiluted basis.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nominating and Corporate Governance Committee.
(6)

This figure consists of: (a) 7,175,000 Common Shares registered directly to Jerry Kroll; and (b) 10,000,000 Common Shares held by Ascend Sportmanagement Inc., over which Mr. Kroll has discretionary voting and investment authority. Mr. Kroll also directly holds the following warrants and options representing undiluted Common Shares not included in the above table: (i) 175,000 Common Shares issuable upon exercise of warrants; and (ii) options to purchase an aggregate of 50,010,000 Common Shares, of which 26,458,328 options are vested.

(7)	Mr. Greffard holds, in aggregate, options to purchase 325,000 Common Shares, of which 35,402 options are vested.
(8)

This figure consists of: (a) 187,500 Common Shares registered directly to Dr. Robert Tarzwell; and (b) 187,500 Common Shares held by Robert Tarzwell M.D. Inc., over which Dr. Tarzwell has discretionary authority. Dr. Tarzwell also holds the following warrants and options representing undiluted Common Shares not included in the above table: (i) warrants held by Dr. Robert Tarzwell to purchase 187,500 Common Shares; (ii) warrants held by Robert Tarzwell M.D. Inc. to purchase 187,500 Common Shares, over which Dr. Tarzwell has discretionary authority; and (iii) options held by Dr. Robert Tarzwell to purchase, in aggregate 30,000 Common Shares, of which 12,490 options are vested.

Biographies of Director Nominees

Jerry Kroll – Director / President and Chief Executive Officer / Chairman of the Board

Mr. Kroll has an extensive background working in small businesses and start-ups. His career began when he managed the production, strategic planning, and sales operations of Kroll Greenhouses, his family business. From there, Mr. Kroll served in other management roles in the floral and food services industries, overseeing the import/export of floral products, managing employees, managing food franchises, and establishing supplier/distributor relationships.

In 1996, Mr. Kroll became involved in air racing as the owner of Vancouver International Air Races and Airshow, which featured large scale events attracting over 15,000 spectators and 31 corporate sponsors. From then on, Mr. Kroll became increasingly involved in air racing and motor races. He eventually became the president and CEO of Corbin Motors Vancouver Inc. in 2001 where he organized the sales of the firm’s three-wheeled commuter vehicle in Canada.

In 2007, Mr. Kroll founded KleenSpeed Technologies, a firm focused on stationary energy storage products. He began researching and developing an EV for the everyday commuter. As an entrepreneur, Mr. Kroll also founded Ascend Sportmanagement Inc., a sports property and technology management firm.

Mr. Kroll’s experience and skill set in innovative technology and start-ups, coupled with his passion for clean technology developments, allows Mr. Kroll to coordinate, manage, and execute strategies for the Company.

Mr. Kroll is also actively involved in the Vancouver venture capital scene and has been a member of the Vancouver Angel Technology Network, an investing and mentoring network for new technology start-ups, since 2003.

Shaun Greffard – Director

Mr. Greffard is a management professional with over 20 years of experience in telecommunications, information technology and government. During his career as a management professional, Mr. Greffard has been responsible for the profit and loss of Ledcor’s $80M+ Canadian telecommunications division and responsible for negotiating commercial and contractual terms for the largest P3 telecommunications deal in North America valued at close to $600M USD over a 3 year Design/Build contract and 30 year Operations contract. He was also responsible for negotiating numerous US contracts between the public and private sectors, working with and for local and federal government entities including delivery of one of the largest Canadian telecommunications deals with the Federal government. He has been responsible for conducting labour negotiations and transforming people, culture and corporate image after a prolonged labour dispute and has run the marketing organization for a $100M division of Telus. He is adept at overhauling under-performing business units and analyzing and removing operational flaws to improve operational performance and profitability.

Mr. Greffard accumulated his experience and skill set from roles at Telus Communications Inc., the City of Surrey, and Ledcor Group. He is currently the Vice President of Strategic Projects at Ledcor Group.

Mr. Greffard holds a Masters in Business Administration from Royal Roads University.

Dr. Robert Tarzwell – Director

Dr. Tarzwell began his career as a psychiatrist at St. Paul’s Hospital in 2006. His experience and expertise led him to other clinical/consultant roles in medicine and academia, serving as external faculty member for Green College of the University of British Columbia, medical advisor for virtual healthcare application Medeo, and clinical assistant professor in the faculty of medicine at the University of British Columbia. Dr. Tarzwell is currently Clinical Director of Research for Mental Health at Lions Gate Hospital.

In addition to his background in academia and medicine, Dr. Tarzwell is an enthusiast of high tech industries, multimedia innovations, and race cars. He is an investor/advisor for a number of Vancouver-based start-ups, including Medeo, Hothead Games, EM, and Viewers Like You Productions.

Dr. Tarzwell holds a Bachelor’s Degree in English and Literature from Simon Fraser University, a Doctor of Medicine from the University of Manitoba, a Psychiatrist certification from the Royal College of Physicians of Canada at Dalhousie University, and a Nuclear Medicine certification from the Royal College of Physicians of Canada at the University of British Columbia.

Penalties, Sanctions and Cease Trade Orders

No proposed director is, as at the date of this information circular, or has been, within ten years before the date of this information circular, a director, chief executive officer or chief financial officer of any company (including the Company, in respect of which the information circular is being prepared) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has, within the ten years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF AUDITOR

Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, Suite 1500, 1140 West Pender Street, Vancouver, British Columbia were appointed auditor of the Company on August 8, 2016, and will be nominated at the Meeting for appointment as auditor for the ensuing year.

Unless otherwise directed, the persons named in the enclosed form of Proxy intend to vote FOR the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditor of the Company until the close of the next annual general meeting.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Under British Columbia Securities Regulations, the Company is a venture issuer as defined under National Instrument 52-110 – Audit Committees (“NI 52-110”), and each venture issuer is required to disclose annually in its information circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

The Audit Committee’s Charter

A copy of the Company’s Audit Committee Charter is attached as Exhibit 99.2 to the Company’s registration statement on Form F-1 under the United States Securities Act of 1933, as amended, as filed with the SEC on October 12, 2016, and as Schedule A hereto. The Audit Committee Charter was adopted by the Board on July 1, 2016 and the actions and decisions of the Audit Committee (the “Audit Committee”) have been governed by its Audit Committee Charter since then and continue to be so.

Composition of the Audit Committee

The current Audit Committee members are Messrs. Kroll and Greffard and Dr. Tarzwell. Mr. Greffard and Dr. Tarzwell are independent, but Mr. Kroll is not independent as he is an officer of the Company. All Audit Committee members are considered to be financially literate.

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the Board’s reasonable opinion, interfere with the exercise of a member’s independent judgement.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements presenting a breadth and level of complexity of accounting issues generally comparable to the breadth and complexity of issues one can reasonably expect to be raised by the Company.

Relevant Education and Experience

Each member of the Company’s Audit Committee has adequate education and experience relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that provides the member with:

(a)

an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

See “Biographies of Director Nominees” above, in particular the biographies of each Audit Committee member, for more information concerning each Audit Committee member’s education and experience.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants.

Reliance on Certain Exemptions

The Company’s current auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, has not provided any material non-audit services. At no time since the commencement of the Company’s two most recently completed financial years has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, to the Company to ensure auditor independence. Fees incurred with Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, for audit and non-audit services in the last two fiscal years are outlined in the following table:

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2016	Fees Paid to Auditor in Year Ended December 31, 2015
Audit Fees(1)	$24,000	$21,500
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	$2,000
All Other Fees(4)	$51,750	Nil
Total	$75,750	$23,500

Notes:
(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Exemption

As defined in NI 52-110, the Company is a “venture issuer” and relies on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE

General

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their corporate governance practices and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) provides guidance on corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the company’s shareholders. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the Board’s opinion, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management of the Company through frequent meetings of the Board at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Management is delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company’s internal control processes and management information systems. The Board reviews executive compensation and recommends stock option grants. Members of the Company’s Audit Committee are Dr. Robert Tarzwell (Chairman), Jerry Kroll and Shaun Greffard.

The independent members of the Board are Mr. Greffard and Dr. Tarzwell. Mr. Kroll is not independent as he is an officer of the Company.

Directorships

The current members of the Board do not currently serve on boards of other reporting companies.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a code of conduct and ethics that applies to its Chief Executive Officer (“CEO”), its Chief Financial Officer (the “CFO”) and all other employees of the Company, a copy of which is included as Exhibit 14.1 to the Company’s registration statement on Form F-1 as filed with the SEC on October 12, 2016.

Nomination of Directors

The Board has established a Nominating and Corporate Governance Committee (the “Nominating and Corporate Governance Committee”) that operates under the Nominating and Corporate Governance Committee Charter approved by the Board, a copy of which is included as Exhibit 99.3 to the Company’s registration statement on Form F-1 as filed with the SEC on October 12, 2016. The Nominating and Corporate Governance Committee is comprised of Dr. Robert Tarzwell (Chairman), Jerry Kroll and Shaun Greffard. The Nominating and Corporate Governance Committee is responsible for developing a suitable approach to corporate governance issues and compliance with governance rules. The Nominating and Corporate Governance Committee is also responsible for reviewing on a periodic basis the composition of the Board and, when appropriate, with maintaining a list of potential candidates for Board membership and interviewing potential candidates for Board membership.

Compensation

The Board has established a Compensation Committee (the “Compensation Committee”) that operates under the Compensation Committee Charter approved by the Board, a copy of which is included as Exhibit 99.4 to the Company’s registration statement on Form F-1 as filed with the SEC on October 12, 2016. The Compensation Committee is comprised of Shaun Greffard (Chairman), Jerry Kroll and Dr. Robert Tarzwell.

The Board, acting through its Compensation Committee, determines compensation for the directors and the procedures for this determination and for determination of compensation paid to the Company’s Chief Executive Officer are described below under Statement of Executive Compensation.

Other Board Committees

The Board has no committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees on an ongoing basis.

STATEMENT OF EXECUTIVE COMPENSATION

General

The following compensation information is provided as required under Form 51-102F6V – Statement of Executive Compensation - Venture Issuers (the “Form”), as such term is defined in NI 51-102.

For the purposes of this Statement of Executive Compensation:

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries; and

“NEO” or “named executive officer” means each of the following individuals:

(a)	each individual who, in respect of the company, during any part of the most recently completed financial year, served as the CEO, including an individual performing functions similar to a CEO;

(b)	each individual who, in respect of the company, during any part of the most recently completed financial year, served as the CFO, including an individual performing functions similar to a CFO;

(c)

in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year; and

(d)

each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company and was not acting in a similar capacity at the end of that financial year.

Oversight and Description of Director and Named Executive Officer Compensation

Until the SEC declared the Company’s registration statement on Form F-1 effective on February 10, 2017 and declared the Post-Effective Amendment No. 1 to Form F-1 effective on May 23, 2017 (the “Registration”; and also referred to as the OTC issuer registration statement under MI 51-105), the Company was a private company as defined in s. 192 of the BCBCA. Consequently, other than stock options, there was no compensation paid to the directors and NEOs of the Company until after the SEC declared the Form F-1 effective on February 10, 2017.

During the financial year ended December 31, 2016, based on the definition above, the NEOs of the Company were: Jerry Kroll, President and CEO; Kulwant Sandher, CFO; Henry Reisner, Chief Operating Officer (“COO”); Ed Theobald, General Manager; Mark West, Vice-President, Sales and Dealerships; and Iain Ball, Vice-President-Finance and former CFO who was replaced on June 15, 2016. The directors of the Company elected in 2016 were Jerry Kroll, also a NEO of the Company, and Shaun Greffard and Dr. Robert Tarzwell. Both Mr. Greffard and Dr. Robert Tarzwell were elected to the position of director on August 8, 2016.

Executive Compensation

As the Company was a private Company until 2017, the Company refers to documents submitted for the Registration and, subsequently, its Prospectus filed with the SEC on EDGAR pursuant to Rule 424(b)(3) on May 23, 2017, for disclosure concerning director and NEO compensation for the fiscal year ended December 31, 2016.

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design and the decisions that the Board made in fiscal 2016 with respect to compensation of its directors and NEOs. When determining the compensation arrangements the Board acting as the Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

The Board acting as the Compensation Committee considers a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all executive officers of the Company. The Board typically does not position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Board looks at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

Elements of Compensation

Compensation paid to NEOs and Directors in any year consists of two primary components:

(a)	base salary; and

(b)	long-term incentives in the form of stock options granted under the Company’s Stock Option Plan (as discussed below).

The key features of these two primary components of compensation are discussed below:

Base Salary

Base salary recognizes the value of an individual to our Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the NEOs are intended to be reviewed annually. Any change in base salary of a NEO is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company (in particular, companies in the EV industry) and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Stock Option Awards

The Company provides long-term incentives to its directors and NEOs in the form of stock options as part of its overall executive compensation strategy. The Board acting as the Compensation Committee believes that stock option grants serve the Company’s executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the NEOs with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for NEOs.

Risks Associated with Compensation Policies and Practices

The oversight and administration of the Company’s executive compensation program requires the Board acting as the Compensation Committee to consider risks associated with the Company’s compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and also throughout the year whenever it is deemed necessary by the Board acting as the Compensation Committee.

The Company’s executive compensation policies and practices are intended to align management incentives with the long-term interests of the Company and its shareholders. In each case, the Company seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements and (iii) spreading compensation across short and long-term programs.

Compensation Governance

The Compensation Committee conducts a yearly review of directors’ compensation having regard to various reports on current trends in director compensation and compensation data for directors of reporting issuers of comparative size to the Company. Director compensation is currently limited to the grant of stock options pursuant to the Company’s Stock Option Plan (“Stock Option Plan”). The CEO reviews the compensation of executive officers of the Company for the prior year and in comparison to industry standards via information disclosed publicly and obtained through copies of surveys. The Board instructs the CEO to make recommendations on compensation to the Compensation Committee. The Compensation Committee then reviews those recommendations and makes suggestions with respect to compensation proposals, and thus makes a recommendation to the Board.

The Compensation Committee is currently comprised of Jerry Kroll, Shaun Greffard and Dr. Robert Tarzwell, who are currently all the members of the Board.

The Compensation Committee’s responsibility is to formulate and make recommendations to the directors of the Company in respect of compensation issues relating to directors and executive officers of the Company. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(a)

to review the compensation philosophy and remuneration policy for executive officers of the Company and to recommend to the directors of the Company changes to improve the Company’s ability to recruit, retain and motivate executive officers;

(b)	to review and recommend to the Board the retainer and fees, if any, to be paid to directors of the Company;

(c)

to review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to the directors of the Company with respect to) the CEO’s compensation level based on such evaluation;

(d)

to recommend to the directors of the Company with respect to non-CEO officer and director compensation including reviewing management’s recommendations for proposed stock options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to the directors of the Company;

(e)

to administer the Stock Option Plan approved by the directors of the Company in accordance with its terms including the recommendation to the directors of the Company of the grant of stock options in accordance with the terms thereof; and

(f)

to determine and recommend for the approval of the directors of the Company bonuses to be paid to executive officers and employees of the Company and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Compensation Committee are to take place at least once per year and at such other times as the Chair of the Compensation Committee may determine.

Stock Options and Other Compensation Securities

The Company has a Stock Option Plan in place, which was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes stock option grants to the Board based on such criteria as performance, previous grants, and hiring incentives. All grants require Board approval. The Stock Option Plan is administered by the Board through its Compensation Committee and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company.

Stock Option Compensation

Previously and to the date of this Information Circular, the Company has compensated its directors and officers through option grants.

To grant options, the CEO recommends to the Board the individual equity incentive awards for each director and officer. The Board then takes these recommendations into consideration when making final decisions on option grants, and is restricted by the terms of the Company’s Stock Option Plan in how many options it may grant. Options are awarded based upon the level of responsibility and contribution of each individual towards the Company’s goals and objectives. Previous grants of options to a particular individual are taken into account when considering future grants.

The Company has not adopted a policy restricting its executive officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors. To the knowledge of the Company, none of the executive officers or directors has purchased any such financial instruments.

No compensation securities were granted or issued to directors and named executive officers by the Company, or a subsidiary of the Company, in the financial year ended December 31, 2016 for services provided or to be provided, directly or indirectly, to the Company, or a subsidiary of the Company.

Exercise of Compensation Securities by NEOs and Directors

There were no compensation securities exercised by any of the NEOs or directors of the Company during the financial year ended December 31, 2016.

Stock Options

2015 Stock Option Plan

On June 11, 2015, the Board adopted the 2015 Stock Option Plan under which an aggregate of 12,000,000 Common Shares could be issued, subject to adjustment as described in the Stock Option Plan. On June 22, 2016 the Company effected a stock split of five to one and, accordingly, the Company may now grant options under the Stock Option Plan to a maximum of 60,000,000 Common Shares. As at December 31, 2016 there were 56,175,000 outstanding options under the Stock Option Plan leaving an additional 3,825,000 options to acquire Common Shares that may be granted under the Stock Option Plan.

The purpose of the Stock Option Plan is to retain the services of valued key employees, directors and consultants of the Company and such other persons as the plan administrator, which is currently the Board of Directors, shall select in accordance with the eligibility requirements of the Stock Option Plan, and to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the plan administrator.

The Stock Option Plan shall be administered initially by the Board of Directors of the Company, except that the Board may, in its discretion, establish a committee composed of two (2) or more members of the Board to administer the Stock Option Plan, which committee may be an executive, compensation or other committee, including a separate committee especially created for this purpose.

Material Terms of the Plan

Unless accelerated in accordance with the Stock Option Plan, unvested options shall terminate immediately upon the optionee resigning from or the Company terminating the optionee’s employment or contractual relationship with the Company or any related company for any reason whatsoever, including death or disability. Options that have vested shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events: (i) the expiration of the option as designated by the plan administrator; (ii) the date of an optionee’s termination of employment or contractual relationship with the Company or any related company for cause (as determined in the sole discretion of the plan administrator); (iii) the expiration of three months from the date of an optionee’s termination of employment or contractual relationship with the Company or any related company for any reason whatsoever other than cause, death or disability; or (iv) the expiration of three months from termination of an optionee’s employment or contractual relationship by reason of death or disability. Upon the death of an optionee, any vested options held by the optionee shall be exercisable only by the person or persons to whom such optionee’s rights under such option shall pass by the optionee’s will or by the laws of descent and distribution of the optionee’s domicile at the time of death and only until such options terminate as provided above. For purposes of the Stock Option Plan, unless otherwise defined in the stock option agreement between the Company and the optionee, “disability” shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than six months or that can be expected to result in death. The plan administrator shall determine whether an optionee has incurred a disability on the basis of medical evidence acceptable to the plan administrator. Upon making a determination of disability, the plan administrator shall, for purposes of the Stock Option Plan, determine the date of an optionee’s termination of employment or contractual relationship.

The foregoing summary of the Stock Option Plan is not completed and is qualified in its entirety by reference to the Stock Option Plan, which is filed as Exhibit 99.1 to the registration statement on Form F-1 filed with the SEC on EDGAR on October 12, 2016 and is incorporated by reference herein.

As of August 8, 2017, there were stock options outstanding under our Stock Option Plan exercisable for an aggregate of 57,195,000 Common Shares.

Employment, Consulting and Management Agreements

Executive Compensation Agreements

Jerry Kroll

On July 1, 2016, the Board approved the entering into of an executive services agreement with Jerry Kroll with a term expiring on July 1, 2019 (the “Kroll Agreement”).

The Kroll Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Mr. Kroll provides written notice not to renew the Kroll Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Kroll Agreement: (a) Mr. Kroll was appointed as President and CEO of the Company to undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) the Company shall pay to Mr. Kroll a monthly fee of $5,000; (c) the Company shall grant to Mr. Kroll options to purchase 45,000,000 Common Shares at an exercise price of $0.15 each expiring June 11, 2022 and options to purchase 5,000,000 Common Shares at an exercise price of $0.40 each expiring December 9, 2022 (such options being granted prior to the Kroll Agreement); (d) provide Mr. Kroll with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Kroll under the Kroll Agreement without any notice or any payment in lieu of notice for just cause. Mr. Kroll may terminate his employment under the Kroll Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Kroll will terminate upon the death of Mr. Kroll. Upon the death or Mr. Kroll during the continuance of the Kroll Agreement, the Company is to provide Mr. Kroll’s estate and, if applicable, Mr. Kroll’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our chairman determines would likely have been paid to Mr. Kroll; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Kroll as at the effective date of termination; and (e) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Kroll’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Should the Board, on behalf of the Company, elect to terminate the Kroll Agreement without just cause, and provided that Mr. Kroll is in compliance with the relevant terms and conditions of the Kroll Agreement, the Company shall be obligated to provide a severance package to Mr. Kroll as follows: (a) a cash payment equating to an aggregate of 12 months of the then monthly fee, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our chairman determines would likely have been paid to Mr. Kroll; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Kroll during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Kroll as at the effective date of termination; (f) maintain Mr. Kroll’s Group Benefits for a period of one year from the effective date of termination; and (g) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Kroll to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Kroll may terminate his employment under the Kroll Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that we may waive or abridge any notice period specified in such notice at the sole and absolute discretion of the Board. If Mr. Kroll terminates his employment under the Kroll Agreement as a consequence of a change in control of the Company, we will: (a) pay the total of (i) 24 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that the Board chairman determines would likely have been paid to Mr. Kroll; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Kroll during the next six months from the effective date of termination assuming Mr. Kroll’s employment was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Kroll as at the effective date of termination; (b) maintain Mr. Kroll’s Group Benefits for a period of one year from the effective date of termination; and (c) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Kroll to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Iain Ball

On July 1, 2016, the Board approved the entering into of an executive services agreement with Iain Ball with a term expiring on July 1, 2019 (the “Ball Agreement”).

The Ball Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either the Board, on behalf of the Company, or Mr. Ball provides written notice not to renew the Ball Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Ball Agreement: (a) Mr. Ball is appointed as Vice-President, Finance of the Company and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) the Company will pay Mr. Ball a monthly fee of $5,000; (c) the Company shall grant to Mr. Ball 500,000 stock options to purchase 500,000 Common Shares at an exercise price of $0.15 each expiring on August 13, 2022 and options to purchase 750,000 Common Shares at an exercise price of $0.40 each expiring on December 9, 2022 (such options being granted prior to the Ball Agreement); (d) provide Mr. Ball with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

The Board, on behalf of the Company, may terminate the employment of Mr. Ball under the Ball Agreement without any notice or any payment in lieu of notice for just cause. Mr. Ball may terminate his employment under the Ball Agreement for any reason by providing not less than 90 calendar days’ notice in writing to the Company, provided, however, that the Company may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Ball will terminate upon the death of Mr. Ball. Upon the death of Mr. Ball during the continuance of the Ball Agreement, we will provide Mr. Ball’s estate and, if applicable, Mr. Balls’ immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the Company’s President determines would likely have been paid to Mr. Ball; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Ball as at the effective date of termination; and (e) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Ball’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Should the Board, on behalf of the Company, elect to terminate the Ball Agreement without just cause, and provided that Mr. Ball is in compliance with the relevant terms and conditions of the Ball Agreement, the Company shall be obligated to provide a severance package to Mr. Ball as follows: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Ball; (c) the present value, as determined by the Company, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Ball during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Ball as at the effective date of termination; (f) maintain Mr. Ball’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Ball to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Ball may terminate his employment under the Ball Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that the Board, on behalf of the Company, may waive or abridge any notice period specified in such notice in our sole and absolute discretion. If Mr. Ball terminates his employment under the Ball Agreement as a consequence of a change in control of us, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Ball; (iii) the present value, as determined by the Company, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Ball during the next six months from the effective date of termination assuming Mr. Ball’s employment was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Ball as at the effective date of termination; (b) maintain Mr. Ball’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Ball to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Ed Theobald

On July 1, 2016, the Board, on behalf of the Company, approved the entering into of an executive services agreement with Edward Theobald with a term expiring on July 1, 2019 (the “Theobald Agreement”).

The Theobald Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either the Company or Mr. Theobald provides written notice not to renew the Theobald Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Theobald Agreement: (a) Mr. Theobald is appointed as General Manager of the Company to undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) the Company shall pay to Mr. Theobald a monthly fee of $5,000; (c) the Company shall grant to Mr. Theobald options to purchase 500,000 Common Shares at an exercise price of $0.15 each expiring August 13, 2022 and options to purchase 750,000 Common Shares at an exercise price of $0.40 each expiring December 9, 2022 (such options already being granted prior to the Theobald Agreement); (d) provide Mr. Theobald with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

The Company may terminate the employment of Mr. Theobald under the Theobald Agreement without any notice or any payment in lieu of notice for just cause. Mr. Theobald may terminate his employment under the Theobald Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

Employment of Mr. Theobald will terminate upon the death of Mr. Theobald. Upon the death or Mr. Theobald during the continuance of the Theobald Agreement, the Company will provide Mr. Theobald’s estate and, if applicable, Mr. Theobald’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Theobald; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Theobald as at the effective date of termination; and (e) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Theobald’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Should the Board, on behalf of the Company, elect to terminate the Theobald Agreement without just cause, and provided that Mr. Theobald is in compliance with the relevant terms and conditions of the Theobald Agreement, the Company shall be obligated to provide a severance package to Mr. Theobald as follows: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Theobald; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Theobald during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Theobald as at the effective date of termination; (f) maintain Mr. Theobald’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Theobald to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Theobald may terminate his employment under the Theobald Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that the Board, on behalf of the Company, may waive or abridge any notice period specified in such notice in the sole and absolute discretion of the Company. If Mr. Theobald terminates his employment under the Theobald Agreement as a consequence of a change in control of the Company, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Theobald; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Theobald during the next six months from the effective date of termination assuming Mr. Theobald’s employment was not terminated and assuming the then current level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Theobald as at the effective date of termination; (b) maintain Mr. Theobald’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Theobald to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Kulwant Sandher

On July 1, 2016, the Board, on behalf of the Company, approved the entering into of an executive services agreement with Hurricane Corporate Services Ltd. (“Hurricane Corp.”), Mr. Sandher’s services corporation, with a term expiring on July 1, 2019 (the “Sandher Agreement”).

The Sandher Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Hurricane Corp. provides written notice not to renew the Sandher Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Sandher Agreement: (a) through Hurricane Corp, Mr. Sandher was appointed as the Chief Financial Officer of the Company to undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) the Company shall pay to Hurricane Corp. a monthly fee of $5,000; (c) grant to Hurricane Corp. and/or Mr. Sandher as soon as reasonably practicable after the effective date of the Sandher Agreement, options to purchase a certain number of Common Shares on terms reasonably consistent with options recently granted to other executive officers of the Company; (d) provide Hurricane Corp. and/or Mr. Sandher with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

The Company may terminate the engagement of Hurricane Corp. under the Sandher Agreement without any notice or any payment in lieu of notice for just cause. Hurricane Corp. may terminate its engagement under the Sandher Agreement for any reason by providing not less than 90 calendar days’ notice in writing to the Company, provided, however, that the Board, on behalf of the Company, may waive or abridge any notice period specified in such notice in the sole and absolute discretion of the Board.

The engagement of Hurricane Corp. will terminate upon the death of Mr. Sandher. Upon the death of Mr. Sandher during the continuance of the Sandher Agreement, we will provide Mr. Sandher’s estate and, if applicable, Mr. Sandher’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Hurricane Corp.; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Hurricane Corp. as at the effective date of termination; and (e) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Sandher’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Should the Board, on behalf of the Company, elect to terminate the Sandher Agreement without just cause, and provided that Hurricane Corp. is in compliance with the relevant terms and conditions of the Sandher Agreement, the Company shall be obligated to provide Hurricane Corp. with the following: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Hurricane Corp.; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Hurricane Corp. and/or Mr. Sandher during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Hurricane Corp. as at the effective date of termination; (f) maintain Hurricane Corp.’s and/or Mr. Sandher’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow the Executive and Mr. Sandher to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Hurricane Corp. may terminate its engagement under the Sandher Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to the Company after the change in control has been effected; provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion. If Hurricane Corp. terminates its engagement under the Sandher Agreement as a consequence of a change in control of the Company, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that our President determines would likely have been paid to Hurricane Corp.; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Hurricane Corp. and/or Mr. Sandher during the next six months from the effective date of termination assuming Hurricane Corp.’s engagement was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Hurricane Corp. as at the effective date of termination; (b) maintain Hurricane Corp.’s and/or Mr. Sandher’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Hurricane Corp. and Mr. Sandher to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Henry Reisner

On July 1, 2016, the Board, on behalf of the Company, approved the entering into of an executive services agreement with Henry Reisner with a term expiring on July 1, 2019 (the “Reisner Agreement”).

The Reisner Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Mr. Reisner provides written notice not to renew the Reisner Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Reisner Agreement: (a) Mr. Reisner was appointed Vice-President, Finance of the Company to undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) the Company shall pay to Mr. Reisner a monthly fee of $5,000; (c) the Company shall grant to Mr. Reisner options to purchase 1,250,000 Common Shares at an exercise price of $0.15 each expiring August 13, 2022 and options to purchase 1,250,000 Common Shares at an exercise price of $0.40 each expiring December 9, 2022 (such options being granted prior to the Reisner Agreement); (d) provide Mr. Reisner with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

The Company may terminate the employment of Mr. Reisner under the Reisner Agreement without any notice or any payment in lieu of notice for just cause. Mr. Reisner may terminate his employment under the Reisner Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that the Company may waive or abridge any notice period specified in such notice in at the sole and absolute discretion of the Board, on behalf of the Company.

Employment of Mr. Reisner will terminate upon the death of Mr. Reisner. Upon the death or Mr. Reisner during the continuance of the Reisner Agreement, the Company will provide Mr. Reisner’s estate and, if applicable, Mr. Reisner’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Reisner; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Reisner as at the effective date of termination; and (e) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Reisner’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Should the Board, on behalf of the Company, elect to terminate the Reisner Agreement without just cause, and provided that Mr. Reisner is in compliance with the relevant terms and conditions of the Reisner Agreement, the Company shall be obligated to provide a severance package to Mr. Reisner as follows: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Mr. Reisner; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Reisner during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Reisner as at the effective date of termination; (f) maintain Mr. Reisner’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Reisner to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Reisner may terminate his employment under the Reisner Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that the Board, on behalf of the Company, may waive or abridge any notice period specified in such notice in the sole and absolute discretion of the Board. If Mr. Reisner terminates his employment under the Reisner Agreement as a consequence of a change in control of the Company, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Reisner; (iii) the present value, as determined by the Company, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Reisner during the next six months from the effective date of termination assuming Mr. Reisner’s employment was not terminated and assuming the then current level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Reisner as at the effective date of termination; (b) maintain Mr. Reisner’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Reisner to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mark West

On November 1, 2016, the Board, on behalf of the Company, approved the entering into of an executive services agreement with Mark West with a term expiring on November 1, 2019 (the “West Agreement”).

The West Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Mr. West provides written notice not to renew the West Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the West Agreement: (a) Mr. West is appointed Vice-President, Sales & Dealerships of the Company to undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) the Company shall pay to Mr. West an initial monthly fee of $4,000 for the month of November 2016, and thereafter a monthly fee of $12,000; (c) the Company shall pay Mr. West a commission of $10,000 for each and every dealership which is officially opened, which was directly sourced and completed by Mr. West and which is established under an authorization to sell and distribute our goods and services in a particular area; (c) grant to Mr. West as soon as reasonably practicable after the effective date of the West Agreement stock options to purchase a certain number of Common Shares on terms reasonably consistent with options recently granted to other executive officers of the Company; (d) provide Mr. West with individual benefits of up to $10,000 per annum as a car allowance and up to $5,000 per annum as an education allowance (the “Individual Benefits”); (e) provide Mr. West with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (f) four weeks’ paid annual vacation per calendar year.

The Company may terminate the employment of Mr. West under the West Agreement without any notice or any payment in lieu of notice for just cause. Mr. West may terminate his employment under the West Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that the Company may waive or abridge any notice period specified in such notice at the sole and absolute discretion of the Board of the Company.

The employment of Mr. West will terminate upon the death of Mr. West. Upon the death or Mr. West during the continuance of the West Agreement, the Company will provide Mr. West’s estate and, if applicable, Mr. West’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) any outstanding commissions, less any required statutory deductions, if any; (c) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. West; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. West as at the effective date of termination; and (f) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. West’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Should the Board, on behalf of the Company, elect to terminate the West Agreement without just cause, and provided that Mr. West is in compliance with the relevant terms and conditions of the West Agreement, the Company shall be obligated to provide a severance package to Mr. West as follows: (a) if the effective date of termination occurs within the first year of the West Agreement, a cash payment equating to an aggregate of nine month’s base salary, less any required statutory deductions, if any; (b) if the effective date of termination occurs after the first year but before November 1, 2019, a cash payment equating to an aggregate of twelve month’s base salary, less any required statutory deductions, if any; (c) if the effective date of termination occurs after November 1, 2019 and during any renewal period during the continuance of the West Agreement, a cash payment equating to the greater of (i) twelve month’s base salary, less any required statutory deductions, if any, and (ii) $100,000; (d) any outstanding commissions, less any required statutory deductions, if any; (e) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. West; (f) the present value, as determined by the Board, on behalf of Company, acting reasonably, of each of the Individual Benefits that would have been enjoyed by Mr. West during the next six months from the effective date of termination; (g) the present value, as determined by the Board, on behalf of Company, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. West during the next six months from the effective date of termination; (h) any outstanding vacation pay as at the effective date of termination; (i) any outstanding expenses owing to Mr. West as at the effective date of termination; (j) maintain Mr. West’s Individual Benefits for a period of six months from the effective date of termination; (k) maintain Mr. West’s Group Benefits for a period of six months from the effective date of termination; and (l) subject to by the Company’s, then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. West to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. West may terminate his employment under the West Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that the Board, on behalf of the Company, may waive or abridge any notice period specified in such notice in the sole and absolute discretion of the Board. If Mr. West terminates his employment under the West Agreement as a consequence of a change in control of the Company, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) any outstanding commissions, less any required statutory deductions, if any; (iii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. West; (iv) the present value, as determined by the Board of the Company, acting reasonably, of each of the Individual Benefits that would have been enjoyed by Mr. West during the next six months from the effective date of termination assuming Mr. West’s employment was not terminated and assuming the then current level of Individual Benefits were continued for that six months; (v) the present value, as determined by the Board on behalf of Company, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. West during the next six months from the effective date of termination assuming Mr. West’s employment was not terminated and assuming the then current level of Group Benefits were continued for that six months; (vi) any outstanding vacation pay as at the effective date of termination; (vii) any outstanding expenses owing to Mr. West as at the effective date of termination; (b) maintain Mr. West’s Individual Benefits for a period of six months from the effective date of termination; (c) maintain Mr. West’s Group Benefits for a period of six months from the effective date of termination; and (d) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. West to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Director Compensation

During the most recently completed financial year, the directors received no cash compensation for acting in their capacity as directors of the Company.

Except for the potential grant to directors of stock options, there were no arrangements under which directors were compensated by the Company during the financial year ended December 31, 2016 for their services in their capacity as directors.

Actions, Decisions or Policies Made after December 31, 2016

Formerly a private company, the Company became subject to the SEC reporting requirements pursuant to Section 15(d) of the Exchange Act upon the SEC declaring the Company’s registration statement on Form F-1 effective on February 10, 2017. On June 27, 2017 the Company received its trading symbol of “ECCTF” from FINRA and the Common Shares were posted for trading on the OTCQB on the same day. Pursuant to MI 51-105, the Company became a reporting issuer in British Columbia on the date it received its trading symbol from FINRA. The Common Shares are currently posted for trading on the OTCQB, which is operated by the OTC Markets Group Inc.

On February 17, 2017 the Company granted options to directors and officers of the Company having an exercise price of $1.00 per Common Share, expiring February 17, 2024 as follows: Messrs. Jerry Kroll, Henry Reisner, Iain Ball and Ed Theobald each received 10,000 options; Messrs. Kulwant Sandher and Shaun Greffard each received 250,000 options; Dr. Robert Tarzwell received 5,000 options and Mr. West received 225,000 options.

Pension Disclosure

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its Stock Option Plan which was approved by the Board on June 11, 2015. The Stock Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Stock Option Plan is administered by the Board, through its Compensation Committee, and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Stock Option Plan provides that the number of Common Shares issuable under the Stock Option Plan may not exceed 60,000,000 Common Shares. All options expire on a date not later than 10 years after the date of grant of such option.

Equity Compensation Plan Information

The following table sets forth, as at December 31, 2016, the equity compensation plans pursuant to which equity securities of the Company may be issued:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders
Equity compensation plans not approved by securityholders	56,175,000	$0.19	3,825,000
Total	56,175,000		3,825,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as at the Company’s most recently completed financial year ended December 31, 2016, or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Related party transactions effected during the fiscal year ended December 31, 2016:

Jerry Kroll

From February 16, 2015 to November 13, 2015, Mr. Jerry Kroll, our President, CEO and director, provided us with a loans in the aggregate amount of $185,000. These loans were unsecured, non-interest bearing, and due on demand. No formal written agreements regarding these loans were signed; however, they are documented in the accounting records of the Company. On January 20, 2016 the Company repaid $135,000 of these loans and $50,000 was repaid through the issuance of 125,000 post-subdivision units at a price of $0.40 per unit.

On January 22, 2016, Mr. Kroll acquired 125,000 units at a price of $0.40 per unit pursuant to a private placement. Each unit consisted of one Common Share and one common share purchase warrant. Each warrant is exercisable for one additional Common Share at a price of $1.00 per Common Share until January 22, 2021.

Henry Reisner

On July 15, 2015, as amended on September 19, 2016, we entered into a Joint Operating Agreement with Intermeccanica International Inc. and Henry Reisner, our Chief Operating Officer, which is comprised of three underlying agreements, each of which are discussed in more detail below.

Joint Operating Agreement

On July 15, 2015, the Company entered into a Joint Operating Agreement (the “JOA”) among Intermeccanica International Inc. (“Intermeccanica”) and Henry Reisner, which has been amended by an Amending Agreement to Joint Operating Agreement on September 19, 2016, whereby the JOA is comprised of three underlying agreements: a lease agreement, a product assembly agreement and a buy-out agreement, each of which are discussed in detail below.

The JOA will automatically terminate upon the completion of the purchase and sale of the issued and outstanding Intermeccanica shares pursuant to the Call Option (as defined below in the Buy-Out Agreement). Otherwise, the JOA may only be terminated by written agreement of the Company and Intermeccanica, unless otherwise provided for. Upon termination, the Company will be liable for the costs associated with the completion of any Assembled Products in process, along with costs and expenses incurred, accrued or paid by Intermeccanica in connection with the production of such Assembled Products up to and including the date of termination. Promptly after termination, other than pursuant to the Call Option, the parties shall take all commercially reasonable actions necessary to wind up the activities of the joint operation

Lease Agreement

Our principal office is located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4. On July 25, 2015, the Company, together with Intermeccanica, as tenants entered into a light industrial lease agreement (the “Lease”) with Cressey (Quebec Street) Development LLP (the “Landlord”) for the premises located at 102 East 1st Avenue, Vancouver, British Columbia, Canada (the “Leased Premises”). The Lease is for a term of five years, which commenced on November 1, 2015, with a monthly minimum rent of $3,918.86 plus additional rent, which includes operating costs, property taxes, utilities and a management fee of 4% of the minimum rent for the particular lease year. The Leased Premises is 7,235 sq. ft. in size and the Company, together with Intermeccanica are not allowed to assign the Lease or grant a sublease of the whole or any part of the Leased Premises without the written consent of the Landlord. Pursuant to the JOA, the Company has agreed to pay 50% of the Lease costs associated with the Leased Premises up to a maximum amount of $4,000 per month for a term of 60 months unless there are additional expenses properly incurred under the Lease, which exceeds the monthly installment amount, the Company shall promptly provide payment therefor.

Currently, the Company’s development and manufacturing facility is located at 47 Braid Street, New Westminster, British Columbia, Canada, and is capable of producing 10 to 20 SOLOs per month. Our existing production facilities are being used for the development of the Super SOLO, and are adequate for production of the low volume required for this version of the SOLO. The Company, together with Intermeccanica as tenants entered into a lease agreement with Astron Realty Group Inc. (the “Facility Lease”) for Unit 47, which commenced on August 1, 2016 and expires on July 31, 2020. Unit 47 is approximately 7,270 sq. ft. and the minimum rent per month is $3,938 until July 31, 2017 and $4,089 from August 1, 2017 to July 31, 2020, and we are responsible for all associated lease costs such as strata fees, property taxes, utility fees and other charges associated with the occupancy of such premises.

Product Assembly Agreement

Intermeccanica will be the sole assembler of all Assembled Products (assembled and produced electric vehicles and automotive-related products), and will not assemble products for any competitor of our Company. Intermeccanica will have five business days from the delivery of each purchase order for Assembled Products to accept or reject, and in the case of rejection we will be able to get the Assembled Products assembled by someone else. This must be completed in the time frame specified by any purchase orders. The Assembled Products will be assembled on a cost-plus basis, with a margin to be established at the time of production upon the mutual agreement of the parties, acting reasonably (plus all applicable taxes). Payment for the total cost of production of an Assembled Product will be due 30 days after an invoice is sent, regardless of the final sale of any Assembled Product to a consumer.

We may terminate this Product Assembly Agreement with 90 days’ prior written notice to Intermeccanica, in which case we will pay to Intermeccanica $1,000 for every production vehicle sold by ElectraMeccanica, or its subsidiaries, if any, during the 18 months immediately following the termination, up to a maximum amount of $500,000, which shall be paid on a monthly basis. Intermeccanica is also able to terminate this Product Assembly Agreement with 90 days’ prior written notice, in which case Intermeccanica will deliver to us any Assembled Products in progress at the time, along with any product design materials associated with any Assembled Products.

Buy-Out Agreement (merger)

From June 27, 2017, being the date the Company’s registration statement on Form F-1 with the SEC, as amended, became effective and the posting of the Common Shares for trading on the OTCQB market (the “Public Listing”) also became effective; to a point at any time during the two year period immediately following such completion by the Company of the Public Listing (the “Call Option Period”); the Company has the right to purchase all (but not less than all) of Intermeccanica’s issued and outstanding shares (the “Call Option”) from the holders of such shares (the “Vendors”). However, the Call Option is subject to the payment of $100,000 by the Company to Intermeccanica if the Company has not exercised the Call Option within 12 months of the commencement of the Call Option Period, and the payment of another $100,000 by the Company to Intermeccanica if the Company has not exercised the Call Option within 24 months of the commencement of the Call Option Period, which, together with all prior payments to Intermeccanica, will be considered the then payment by the Company of liquidated damages to Intermeccanica for failure by the Company to exercise our Call Option during the Call Option Period. For clarity, the Call Option Period terminates after 24 months from the date the Common Shares were first traded on the OTCQB, being June 27, 2017. The Call Option may be exercised by the Company by delivering a written notice to the other parties within the Call Option Period. The parties acknowledge that the Call Option shall operate as an option only and that nothing shall require or entitle the Company to exercise or compel the exercise of the Call Option. The exercise of the Call Option shall be irrevocable once made.

The purchase price will be the greater of $5,000,000 and the sum of (i) the book value of Intermeccanica’s assets, which will be determined by an independent chartered business valuator if the parties are unable to reach an agreement upon the book value; and (ii) the weighted dollar value average closing price of the Common Shares for the 20 trading days immediately preceding the date the Call Option was exercised (the “Exercise Date”) multiplied by the number of our issued and outstanding shares of common stock, including outstanding vested stock options, as at the Exercise Date (the “Total Equity Value”) determined in accordance with the following: (a) 20% of the first $10,000,000 in Total Equity Value; plus (b) 10% of the Total Equity Value between $10,000,000.01 and $30,000,000; plus (c) 5% of the Total Equity Value in excess of $30,000,000. The purchase price will be paid on the first business day at least 30 days following the final determination of the book value of Intermeccanica’s assets in exchange for the shares of Intermeccanica being transferred and registered to the Company. The parties have agreed that the purchase price shall be reduced by the value of the certain 600,000 Common Shares originally issued on February 16, 2015 for the benefit of Mr. Reisner and/or his nominees (the “Founder Shares”), which Founder Shares now represent 3,000,000 Common Shares as a result of a forward stock split effective June 22, 2016, based on the weighted dollar value average trading price of the our Common Shares for the 20 trading days immediately preceding the Exercise Date (the “Purchase Price Reduction”). The purchase price less the Purchase Price Reduction (the “Remaining Purchase Price”) shall be paid by the Company or a designee of the Company, as applicable, on the closing date by way of issuance to the Vendors of Common Shares (the “Consideration Shares”) with an ascribed value in the amount of the Remaining Purchase Price, provided that, at the election of Mr. Reisner to be made in written notice to the Company at least 15 days prior to the closing date, the Vendors shall be entitled to receive a minimum of $500,000 in the aggregate and a maximum of 50% of the Remaining Purchase Price in the aggregate, in cash (provided that the cash consideration shall not exceed 20% of the Company’s free cash on hand). For greater clarity, if the Remaining Purchase Price is any amount less than $500,000, the Remaining Purchase Price shall be $500,000. The Company will not be responsible for any debts, liabilities, or obligations of Intermeccanica or Intermeccanica’s business, as Mr. Reisner will be solely responsible for any such debts, liabilities, or obligations and Mr. Reisner has agreed to indemnify and hold harmless the Company, Intermeccanica and any affiliates of either the Company or Intermeccanica from and against all losses in connection with any debts, liabilities or obligations (including warranties of any kind) of Intermeccanica or its business existing at the closing date. The Buy-Out Agreement is subject to customary conditions to closing.

Prior to forming the Company Jerry Kroll required the invaluable assistance and over 50+ years of expertise of long time automotive expert, Mr. Reisner (Intermeccanica), and Intermeccanica’s vast experience in automotive craftsmanship, in order to be in position to fully develop and to create the Company’s first SOLO prototype. Without any compensation being provided to Intermeccanica for such assistance and expertise, Intermeccanica also agreed to enter into the JOA which, in part, and critically, during the early stages of the Company’s development, provided the Company with much needed premises, production assembly and an option to acquire Intermeccanica, which the Company could in no manner afford at inception. Under the JOA Intermeccanica also contracted with the Company to assist with the development of the present and future vehicles, and also to provide production and delivery capabilities in conjunction with the Company’s production capabilities once developed (collectively, the “Inherent Intermeccanica Goodwill”). Notwithstanding the real value which was being created within the Company since inception owing to the fact that the Company was being allowed to fully utilize and exploit all Inherehent Intermeccancia Goodwill without paying for it, the parties agreed to structure the Company’s future ability to acquire Intermeccania, and the formula for the Call Option, based on the Company’s market (equity) value at the time; understanding that, from the parties’ perspectives, Intermeccanica, if acquired, should be entitled to share in the increase in the market value of the Company as though it were being acquired for its Inherent Intermeccanica Goodwill at inception – something that the Company could have never afforded at the time.

In addition, and through the issuance of the Founders Shares to Mr. Reisner, in subsequently amending the JOA, the parties agreed that the fair market value of the Founders Shares at the exercise of the Call Option should be deducted from the Call Option purchase price – clearly evidencing that Intermeccanica, through Mr. Reisner’s founder’s stock position, had already and partially been compensated for the Inherent Intermeccanica Goodwill being acquired.

Accordingly, the Call Option formula was arrived at, in light of the above, and with certain equity percentage limitations; including the Amendment Agreement to the JOA, which recognized that the fair market value of the Founders Shares should be deducted from the final purchase price at the time - evidencing that Intermeccanica, through the Founder Shares, had already partially been compensated for the Inherent Intermeccanica Goodwill being acquired, and that Intermeccanica should be entitled to share in the increase in the market value of the Company as though it were being acquired for its Inherent Intermeccanica Goodwill at inception.

The foregoing description of the Joint Operating Agreement, as amended, does not purport to be complete and is qualified in its entirety by the Joint Operating Agreement and the Amendment Agreement to Joint Operating Agreement, which are filed as Exhibits 10.1 and 10.2, respectively, to our registration statement on Form F-1 filed with the SEC on EDGAR on October 12, 2016.

However, all of the material terms of the Joint Operating Agreement and the Amendment Agreement to Joint Operating Agreement have been disclosed herein.

Paid to related parties during the fiscal year ended December 31, 2016:

(a)

consulting fees in the amount of $136,500 to the CFO of the Company in the amount of $31,000; to the COO of the Company in the amount of $53,000; and to the Vice-President of Finance in the amount of $52,500.

(b)	salary in the amount of $45,000 to the General Manager of the Company.

(c)	deferred salary in the amount of $30,000 payable to Jerry Kroll, for his services as CEO; and.

(d)	stock-based compensation to a value of $1,238,043 to Jerry Kroll, $887,636; Ed Theobald, $87,958; Iain Ball, $87,958; Robert Tarzwell, $1,314; and Shaun Greffard, $4,684.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Following are the matters to be attended to at the Meeting:

  presentation of financial statements for the financial year ended December 31, 2016;

  election of directors; and

  appointment of Dale, Matheson, Carr-Hilton, Labonte, Chartered Professional Accountants, as Auditor for the ensuing year, and authorizing the Board to fix the Auditor’s remuneration.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements for the year ended December 31, 2016 and the related management’s discussion and analysis (the “Financial Statements”). The Financial Statements will be placed before the Meeting.

Additional information relating to the Company and a copy of the Financial Statements may be obtained under the Company’s SEDAR profile at www.Sedar.com or, upon request, directly from the Company at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, tel: 604-428-7656. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this information circular.

The contents of this information circular and its distribution to shareholders have been approved by the Board of the Company.

Dated at Vancouver, British Columbia, Canada, on this 16th day of August, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Jerry Kroll”

Jerry Kroll
President and Chief Executive Officer

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Schedule A

AUDIT COMMITTEE CHARTER

ELECTRAMECCANICA VEHICLES CORP.
(the “Corporation”)

Audit Committee Charter

(Adopted by the Board of Directors on July 1, 2016)

Objectives

The Audit Committee will assist the Board of Directors in fulfilling its oversight responsibilities for:

1.	the system of internal control over financial reporting;

2.	the audit process;

3.	compliance with legal and regulatory requirements; and

4.	the processes for identifying, evaluating and managing the company’s principal risks impacting financial reporting.

Membership

The Board of Directors shall appoint annually from among its members an Audit Committee to hold office for the ensuing year or until their successors are elected or appointed.

The Audit Committee shall be composed of at least three directors, and not more than five directors, at least a majority of whom shall be “independent” and “financially literate” (as such terms are defined in National Instrument 52-110 – Audit Committees).

The Board of Directors may from time to time designate one of the members of the Audit Committee to be the Committee Chair and, unless otherwise determined by the Board, the Secretary of the Corporation shall be the Secretary of the Audit Committee.

Meetings and Participation

The Audit Committee shall meet at least once per quarter, or more frequently as circumstances dictate. Any member of the Audit Committee or the external auditor may call a meeting of the Audit Committee. The auditors shall be provided notice of all meetings and be entitled to attend and be heard thereat.

Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. The agenda will be set by the Audit Committee Chair in consultation with other members of the Audit Committee, the Board of Directors and senior management.

No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present. A quorum for meetings of the Audit Committee is a majority of its Members.

The Audit Committee shall keep minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be approved by Audit Committee members and available as soon as possible to the Board of Directors.

Duties, Powers, and Responsibilities

The Audit Committee is hereby delegated the following duties and powers, without limiting these duties and powers, the Audit Committee shall:

(a)	Financial Reporting

•	Review and recommend for approval to the Board of Directors the annual Financial Statements, accounting policies that affect the statements, annual MD&A and associated press release.

•	Review the Annual Report for consistency with the financial disclosure referenced in the annual Financial Statements.

•	Be satisfied as to the adequacy of procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from annual or quarterly financial statements and periodically assess the adequacy of such procedures.

•	Review and approve quarterly financial statements, accounting policies that affect the statements, the quarterly MD&A, and the associated press release.

•	Review significant issues affecting financial reports.

•	Review emerging GAAP developments that could affect the Corporation.

•	Understand how management develops interim financial information and the nature and extent of external audit involvement.

•	In review of the annual and quarterly financial statements, discuss the quality of the Corporation’s accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

•	Review and approve any earnings guidance to be provided by the Corporation.

(b)	Internal and Disclosure Controls

•	Consider the effectiveness of the Corporation’s internal controls over financial reporting and related information technology security and control.

•	Review and approve corporate signing authorities and modifications thereto.

•	Review with the auditors any issues or concerns related to any internal control systems in the process of the audit.

•

Review the plan and scope of the annual audit with respect to planned reliance and testing of controls and major points contained in the auditor’s management letter resulting from control evaluation and testing.

•

Establish and maintain complaint procedures regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Such procedures are appended hereto as Appendix A.

•

Review with management, external auditors and legal counsel any material litigation claims or other contingencies, including tax assessments, and adequacy of financial provisions, that could materially affect financial reporting.

•

Review with the Chief Executive Officer and the Chief Financial Officer the Corporation’s disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

•	Discuss with the Chief Executive Officer and the Chief Financial Officer all elements of certification required pursuant to National Instrument 52-109.

•	Approve all material related party transactions in advance; materiality is set a $1 for such matters.

(c)	External Audit

•

Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing such other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

•	Review and approve the audit plans, scope and proposed audit fees.

•	Annually review the independence of the external auditors by receiving a report from the independent auditor detailing all relationships between them and the Corporation.

•

Discuss with the auditors the results of the audit, any changes in accounting policies or practices and their impact on the financials, as well as any items that might significantly impact financial results.

•

Receive a report from the auditors on critical accounting policies and practices to be used, all alternative treatments of financial information within GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments, and the treatment preferred by the auditor.

•

Receive an annual report from the auditors describing the audit firm’s internal quality-control procedures, and material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out the firm, and any steps taken to deal with any such issues.

•	Ensure regular rotation of the lead partner and reviewing partner.

•	Evaluate the performance of the external auditor and the lead partner annually.

•

Recommend to the Board of Directors: (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, and (ii) the compensation of the external auditor.

•	Separately meet with the auditors, apart from management, at least once a year.

(d)	Non-Audit Services

•	Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor. Pre-approval may be granted by any one member of the Audit Committee.

(e)	Risk Management

•	Review and monitor the processes in place to identify and manage the principal risks that could impact the financial reporting of the Corporation.

•	Ensure that Directors and Officers insurance is in place.

•	Review and approve corporate investment policies.

•	Assess, as part of its internal controls responsibility, the effectiveness of the over- all process for identifying principal business risks and report thereon to the Board of Directors.

(f)	Other Responsibilities and Matters

•	Report through its Chair to the Board of Directors following meetings of the Audit Committee.

•	Review annually the adequacy of the Charter and confirm that all responsibilities have been carried out.

•	Evaluate the Audit Committee’s and individual member’s performance on a regular basis and report annually to the Board the result of its annual self- assessment.

•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

•	Discuss the Corporation’s compliance with tax and financial reporting laws and regulation, if and when issues arise.

Authority

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Audit Committee at the cost of the Corporation without obtaining approval of the Board of Directors, based on its sole judgment and discretion. The Audit Committee has the authority to communicate directly with the internal and external auditors of the Corporation.

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Appendix A

To Audit Committee Charter

Procedures for the Submission of Complaints or Concerns
Regarding Accounting, Internal Accounting Controls or Auditing Matters

1.	The Corporation shall forward to the Audit Committee of the Board of Directors any complaints that it has received regarding accounting, internal accounting controls, or auditing matters.

2.	Any employee of the Corporation may submit, on a confidential, anonymous basis if the employee so desires, any concerns by sending such concerns in writing and forwarding them in a sealed envelope to:

Attention: Chair of the Audit Committee
ElectraMeccanica Vehicles Corp.
102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

The envelope is to be clearly marked, “To be opened by the Audit Committee only.”

Any such envelopes shall be forwarded promptly to the Chair of the Audit Committee.

3.

Contact information including a phone number and e-mail address shall be published for the Chair of the Audit Committee on the Corporation’s website for those people wishing to contact the Chair directly.

4.

At each of its meetings following the receipt of any information pursuant to this Appendix, the Audit Committee shall review and consider any such complaints or concerns and take any action that it deems appropriate in the circumstances.

5.

The Audit Committee shall retain any such complaints or concerns along with the material gathered to support its actions for a period of no less than seven years. Such records will be held on behalf of the Audit Committee by the Audit Committee Secretary.

6.	Appendix A shall appear on the Corporation’s website as part of this Charter.

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